LEXON, INC.
                                Escrow Agreement

         This Escrow Agreement ("Agreement") is entered into and effective February 1, 2000 by and between Laura Mayes ("Mayes"), Lexon, Inc. ("Lexon"), and Frederick K. Slicker ("Escrow Agent").

For valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Lexon agrees to issue to Mayes 70,000 shares ("Shares") of its common stock for services rendered and to be rendered valued at $0.93 per share.

2. Mayes agrees to render not less that 10 hours of services to Lexon each months as determined by and in the sole discretion of the Escrow Agent until all the Shares are delivered to Mayes hereunder.

3. Lexon agrees to deliver the Shares to Escrow Agent for delivery in accordance with this Agreement.

4. The Escrow Agent agrees to distribute 10,000 of the Shares at intervals not more frequently than every 15 days and at least as frequently as once every month.

5. Lexon agrees to file within 5 days a Form S-8 Registration Statement and to keep the Registration Statement effective at all times until the earlier of the resale of all the Shares by Mayes or December 31, 2001, whichever is earlier.

6. It is the intent of the parties that Lexon will do all things necessary so that the Shares may be resold by Mayes under the Registration Statement or otherwise in accordance with applicable federal and state securities laws, so that the Shares shall be "cash equivalents."

7. Mayes may terminate this Agreement upon 10 days' prior notice. Any Shares which have not been disbursed to Mayes upon such termination shall be returned to Lexon for cancellation by the Escrow Agent.

8. It is the intention of the parties that the Shares shall not be compensation for federal income tax purposes to Mayes until the Shares are actually delivered for services rendered. Mayes shall have no rights as a shareholder to vote or exercise investment power over the Shares until the Shares are actually earned by performance.

9. The Escrow Agent agrees and is instructed to disburse all the Shares upon the following events: Any sale of all or substantially all the assets of Lexon; any license of all rights, title and interests of the Ebaf Assay or the Telomerase Assay to a third party; the merger, reorganization, reclassication, consolidation or other form of business combination involving Lexon; the bankruptcy or insolvency of Lexon, the admission of its inability to pay its debts generally, the application for or consent to the appointment of a receiver, trustee or liquidator of it or of all or substantially all of its assets; the filing of voluntary petition in bankruptcy or the seeking of any other relief under any bankruptcy, reorganization, rearrangement, debtor's relief, or other insolvency law; or an order, judgment, or decree shall be entered by any court of competent jurisdiction approving a petition seeking reorganization or appointing a receiver, trustee, or liquidator of Lexon or of all or substantially all of its assets; or the commencement of any action by any federal or state agency of any proceedings; or the dissolution, winding up or discontinuation of the business of Lexon.

10. The laws of Oklahoma apply to this Agreement. In the event of any disputes arising hereunder which the parties have not resolved by mutual agreement, any party may commence arbitration proceedings in accordance with the Commercial Rules of Arbitration of the American Arbitration Association. The parties agree to be finally bound any award in arbitration.

     In witness whereof, the parties have duly executed this Agreement this 1st day of February, 2000.

Lexon, Inc.                   Escrow Agent:                 Luke Mayes
By:  /s/ GIFFORD MABIE        /s/ FREDERICK K. SLICKER      /s/ LAURA MAYES
------------------------      ------------------------      --------------------
Gifford Mabie, President      Frederick K. Slicker          Laura Mayes